August 19, 2022

VIA EDGAR SUBMISSION

Attn: Rob Shapiro and Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	fuboTV Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39590

Dear Mr. Shapiro and Ms. Brillant:

fuboTV Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission contained in your letter dated August 11, 2022. For ease of reference, the comments are repeated in italics below and followed by the Company’s response. For questions that are subdivided into bulleted lists, responses are included following each bulleted item.

Form 10-K for Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 50

1.	Please consider providing a discussion of known trends that are reasonably likely to cause a material change in the relationship between costs and revenues, similar to the information provided in the risk factor on the bottom of page 35. Refer to Item 303(b)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company will expand on its discussion and analysis in future filings to include a description of any known trends and uncertainties that are reasonably likely to cause a material change in the relationship between costs and revenue, as applicable at the time of the filing at issue and consistent with Item 303(b)(2)(ii) of Regulation S-K. For the Staff’s reference, the Company expects that such disclosure may relate to topics such as, among other things: brand awareness; acceleration or deceleration of cord cutting; shift of advertising spend from TV to Connected TV; subscriber retention, acquisition and engagement; and content acquisition and renewal, consistent with the Company’s “Risk Factor” disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“Form 10-K”) and other filings.

2.	We note references to gross profit throughout your filings and in your earnings release; however, the measure is not presented on your consolidated statement of operations and it does not appear calculable based on the information provided. Please tell us your consideration of quantifying and discussing gross profit within MD&A.

The Company acknowledges the Staff’s comment and confirms that gross profit is not presented on its consolidated statement of operations. For this reason, the Company has historically not included a quantification or discussion of gross profit in MD&A. The references to gross profit in the “Risk Factors Summary” and “Risk Factors” section of the Form 10-K and in the Company’s earnings release were vestigial holdovers from prior disclosure, and the Company will omit any such references from its future filings and public disclosures, unless a future determination is made to present gross profit on the Company’s consolidated statement of operations and use the metric more broadly.

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Results of Operations December 31, 2021 compared to December 31, 2020, page 53

3.	Please quantify the growth in revenues attributable to increases in the number of subscribers and pricing of subscription packages, and increases of advertising revenue attributable to the number of impressions sold. Also quantify the components of the $389 million increase in subscriber related expenses attributable to affiliate distribution rights and other distribution costs. Refer to Item 303(b) of Regulation S-K.

In future filings, the Company will quantify the factors driving any material growth or decline in revenues including, as applicable, any such growth or decline attributable to changes in the number of subscribers and pricing of subscription packages, along with any growth or decline of advertising revenue attributable to the number of impressions sold.

The Company respectfully submits that the quantification of the growth in revenues attributable to increases in the number of subscribers and pricing of subscription packages, as well as increases of advertising revenue attributable to the number of impressions sold, for the year ended December 31, 2021 as compared to the year ended December 31, 2020 would not provide incrementally meaningful information to investors making an investment decision in the Company’s securities. As described on page F-18 of the Form 10-K, the acquisition of fuboTV Media Inc. (formerly known as fuboTV Inc.) by FaceBank Group, Inc on April 1, 2020 (the “Merger”) was accounted for as a business combination under the acquisition method of accounting, and FaceBank Group, Inc. was determined to be the accounting acquirer. As a result, the Company’s 2020 financial statements and metrics for the period from January 1, 2020 through March 31, 2020 does not include fuboTV Media, Inc.’s streaming business. As FaceBank Group, Inc. did not operate a streaming platform prior to its acquisition of fuboTV Media, Inc., the Company’s 2020 financial statements do not reflect a full twelve months of financial information attributable to the Company’s streaming business. Accordingly, this disclosure would not represent an apples-to-apples period comparison, and the Company believes that presenting disclosure for incongruous periods could be misleading to investors since it does not provide investors with comparable year-over-year results.

However, the Company is providing the following information in response to the Staff’s comment:

The components of the increase in revenue for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily consisted of increases of $301.6 million due to growth in the number of subscribers, $78.5 million due to the pricing of subscription packages, and $41.4 million due to an increase in number of impressions sold.

Similarly, the Company respectfully submits that the quantification of the components of the $389 million increase in subscriber related expenses attributable to affiliate distribution rights and other distribution costs for the year ended December 31, 2021 as compared to the year ended December 31, 2020 would not be meaningful to investors due to the impact of the Merger described above.

However, the Company is providing the following information in response to the Staff’s comment:

The components of the $389 million increase in subscriber related expenses in the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily consisted of increases of $371.4 million in affiliate distribution rights, and $12.5 million in other distribution costs primarily driven by an increase in the number of subscribers.

The Company further notes that future filings will not be impacted by the comparability issue caused by the Merger, as beginning in 2021, the Company’s annual consolidated financial statements reflect a full twelve months of the Company’s streaming business.

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Key Metrics and Non-GAAP Measures, page 57

4.	Please tell us and disclose if the financial results for the Pro-forma Combined fubo Pre-Merger and Facebank Pre-Merger excluding Facebank AG and excluding Nexway for the years ended December 31, 2020 and 2019 were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for the presentation and revise the description of the measures accordingly. Refer to the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Question 101.05.

The Company respectfully acknowledges that the key metrics presented for Pro-forma Combined fubo Pre-Merger and Facebank Pre-Merger excluding Facebank AG and excluding Nexway for the years ended December 31, 2020 and 2019 were not prepared in accordance with Article 11 of Regulation S-X. The Company included this supplemental presentation in its MD&A solely for comparability purposes. As described in the MD&A in the Form 10-K, the Company’s 2021 results are not readily comparable against the results for 2020 as a result of the Merger, and the acquisitions of Facebank AG and Nexway AG in 2019, each of which were disposed of in 2020. Similarly, the Company’s 2020 results are not readily comparable against 2019 results due to the acquisitions of Facebank AG and Nexway, the effects of the deconsolidation of Nexway as of March 31, 2020, the sale of Facebank AG in the three months ended September 30, 2020 and the acquisition of fuboTV on April 1, 2020. The Company’s presentation of key metrics for combined fubo Pre-Merger and Facebank Pre-Merger excluding Facebank AG and Nexway for the years ended December 31, 2020 and 2019 was intended to provide investors with more comparable year-over-year information for the Company’s key metrics.

In consideration of the Staff’s comment, the Company will not include similar information in future filings and notes that, beginning in 2021, the Company’s consolidated financial statements are not impacted by the Merger or the acquisition and disposition of Facebank AG and Nexway. In the event the Company decides to provide pro forma comparative information in future filings, the Company will provide a full pro forma reconciliation in accordance with appropriate Article 11 adjustments. Further, the Company will discontinue using the term “pro forma” to refer to non-GAAP adjusted comparative information not prepared in accordance with Article 11.

5.	We note your presentation of Key Metrics and Non-GAAP Measures. It is unclear what “Non-GAAP Adjusted Contribution Margin,” calculated using ARPU and ACPU, is trying to convey and how it is useful to investors. In this regard, please explain the following:

●	Tell us what you are trying to convey to investors with the presentation of ARPU, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.

Non-GAAP Monthly Average Revenue Per User (“ARPU”) is currently defined as subscription and advertising revenues, adjusted for deferred revenue, which we refer to as Platform Bookings, divided by the average daily paid subscribers in such period divided by the number of months in the period. In consideration of the Staff’s comment, the Company will undertake to add a clearer definition of ARPU in future filings.

The Company respectfully submits that ARPU is useful to investors because it provides additional insight into subscription fees that correspond to the services delivered in the period and is more closely aligned with the Company’s per-subscriber content expenses. ARPU is a key performance metric used internally by management and the Company’s board of directors to evaluate the Company’s core operating performance, unit economics, payback on subscriber acquisition cost and lifetime value per subscriber.

ARPU is presented on a cash basis to reflect the close alignment with the Company’s per-subscriber content expenses incurred during the period presented. In any given month the Company’s GAAP subscription revenue is driven by the number of subscribers, as well as the applicable plan prices and the timing of subscribers’ billing cycles. The Company recognizes subscription revenue ratably over the subscription period, which are predominantly month to month. However, subscriber related expenses are not prorated in the same manner under GAAP. Content expenses, which are the largest line item within subscriber related expenses, are calculated based on the average subscriber count in the period (using the average of the beginning-of-month and end-of-month subscriber counts). As a result, the Company presents ARPU to provide investors with financial information that more closely aligns the subscription fees collected in a given period with the timing of the incurrence of related content expenses.

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●	Explain why ARPU, a measure defined as total subscriber revenue collected in a period, includes advertising revenue, which per page 51 consists of fees charged to advertisers, not revenue recognized from subscribers.

As discussed above, Platform Bookings, a component of ARPU, consists of proceeds from subscription fees and proceeds of fees charged to advertisers. Proceeds of fees charged to advertisers is appropriate to include in the calculation because, like proceeds from subscription fees, they are primarily driven by the number of subscribers to our platform and per-subscriber viewership (such as type of, and duration of, content watched on platform).

●	Explain why it is appropriate to use Platform Bookings, a measure of cash, when calculating ARPU, when ARPU, by definition, is a measure of revenue.

As described above, Non-GAAP Platform Bookings and ARPU are presented on a cash basis because the Company believes this presentation more closely aligns with our per-subscriber content expenses incurred in the period.

●	Tell us what you are trying to convey to investors with the presentation of ACPU, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.

Non-GAAP Monthly Average Cost Per User (“ACPU”) is presented to convey the variable costs associated with our subscribers. ACPU is currently defined as Variable COGS per user (which is defined as subscriber related expenses less minimum guarantees expensed, payment processing for deferred revenue, In App Billing fees for deferred revenue and expenses related to customer service) in a given period, divided by the average daily subscribers in the period, divided by the number of months in the period. In consideration of the Staff’s comment, the Company will undertake to add a clearer definition of ACPU in future filings.

The Company respectfully submits that ACPU is useful to investors as a tool to assess the variable costs associated with our subscribers. For example, the Company recognizes the full amount of minimum guarantees owed to counterparties under the Company’s content agreements in subscriber related expenses evenly on an annual basis over the life of the contract, in accordance with GAAP, whereas actual payments are made monthly on a per-subscriber basis during the same period. Under these agreements, if the aggregate annual per-subscriber fees payable to a counterparty falls short of the minimum guarantee owed to this counterparty, the Company would be obligated to pay the difference between these two amounts. This would result in subscriber related expenses that are not directly proportional to the number of subscribers to our platform in the applicable period. In recognition of this disconnect, minimum guarantees have been removed from the calculation of ACPU. In addition, the Company adjusts payment processing and In-App-Billing fees to align with the adjustments to deferred revenue in the Platform Bookings and ARPU calculations.

ACPU is a key performance metric used internally by management to evaluate the Company’s core operating performance, unit economics, payback on subscriber acquisition cost and lifetime value per subscriber, as well as make decisions on content mix and advertising and marketing spend.

The Company respectfully submits that ACPU is not presented on a cash basis, but rather is presented in a manner representative of the variable content costs directly attributable to the number of subscribers. The Company’s content expenses are typically paid out within 45 days of the end of the applicable expense period. However, Variable COGS and ACPU both measure expenses incurred during a given period, rather than amounts paid in respect of expenses within that period.

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●	Tell us if ACPU includes all variable expenses per subscriber. Explain why it is appropriate to only include some components of cost of goods sold but not others, such as broadcasting and transmission, depreciation and amortization.

The Company acknowledges the Staff’s comment and confirms that the calculation of ACPU does not reflect all variable expenses per subscriber. The Company respectfully submits that Non-GAAP Variable COGS, which is used to derive ACPU, appropriately excludes variable expenses where subscriber count is not the primary means on which the expense is calculated or incurred. For example, broadcasting and transmission costs have been excluded from the calculation of Variable COGS because these are driven primarily by the number of channels on the Company’s platform and the cost to encode each channel and are unrelated to the number of subscribers on our platform.

●	Tell us your consideration of reconciling Non-GAAP Variable COGS to COGS as this appears to be the most directly comparable financial measure calculated in accordance with GAAP.

The Company respectfully submits that it does not reconcile to COGS because the Company does not report COGS on its consolidated statement of operations. Instead, the Company reconciles Non-GAAP Variable COGS to GAAP Subscriber Related Expenses because the Company believes this is the most directly comparable GAAP measure.

●	Tell us what you are trying to convey to investors with the presentation of Non-GAAP Adjusted Contribution Margin, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.

Non-GAAP Adjusted Contribution Margin is calculated by subtracting ACPU from ARPU and then dividing by ARPU. The Company respectfully submits that Non-GAAP Adjusted Contribution Margin is useful to investors as a gauge of the Company’s per-subscriber profitability, for the reasons discussed above with respect to ARPU and ACPU. Non-GAAP Adjusted Contribution Margin is a key performance metric used internally by management to evaluate the Company’s core operating performance, unit economics, payback on subscriber acquisition cost and lifetime value per subscriber.

In response to the Staff’s question on the applicable method of accounting, the Company respectfully refers the Staff to the discussion above on ARPU, which is presented on a cash basis, and ACPU, which is not presented on a cash basis.

Please do not hesitate to telephone the undersigned at (212) 672-0055 if you have any questions regarding this response letter.

Very truly yours,

/s/ John Janedis
Name:	John Janedis
Title:	Chief Financial Officer

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